FY2026 First Quarter Financial Results RAV4 ADVENTURE Toyota Motor Corporation August 7, 2025

Cautionary Statement with Respect to Forward-Looking Statements and Caution Concerning Insider Trading This presentation contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Caution concerning Insider Trading Under Japanese securities laws and regulations (the “Regulations”), subject to certain exceptions, any person who receives certain material information relating to the business, etc. of Toyota which may be contained in this document is prohibited from trading in Toyota’s shares or certain other transactions related to such shares (as set forth in the Regulations) until such material information is deemed to be made public. Under the Regulations, material information is deemed to be made public when (i) such material information is notified to a stock exchange and is disclosed by ways of electromagnetic means as prescribed by the ordinance of the Cabinet Office (posting on the TDnet (Timely Disclosure Network) information service) or (ii) twelve (12) hours have elapsed since a listed company, such as Toyota, disclosed such material information to at least two (2) media sources as prescribed by the Regulations. 2

FY2026 First Quarter Results Summary First Quarter Results (year on year) FY2026 Forecast (vs previous forecast Operating Income 1.2 trillion yen (-0.1 trillion yen) 3.2 trillion yen (-0.6 trillion yen) Impact of U.S. Tariffs -0.45 trillion yen (-0.45 trillion yen) -1.4 trillion yen (-1.2 trillion yen) <Assumptions Concerning Additional U.S. Tariffs> -For exports from Japan: 25% from April through July; 12.5% from August through March (automobiles and major components) -For exports from Canada and Mexico: 25% from April through March (automobiles and major components) -Reflects a part of the effects of both tariffs borne by suppliers, as well as tariff exemptions and reductions for both finished vehicles produced in the U.S. as well as USMCA-compliant parts, etc. Due to the impact of U.S. tariffs and other factors, actual results showed decreased operating income, and the forecast has been revised downward. Despite a challenging external environment, we have continued to make comprehensive investments and as well as improvements such as increased unit sales, cost reductions, and expanded value chain profits, thereby minimizing negative impacts. We will work with all stakeholders, including suppliers and dealers, turn to leverage the results of our foundation-building efforts to further improve productivity. 3

FY2026 First Quarter Financial Performance 4

Consolidated Vehicle Sales (thousands of vehicles) 2,500 2,252 2,411 107.1% 114.2% Japan 481 2,000 421 N. America Europe 1,500 705 794 112.7% Asia 1,000 291 298 102.2% Other Central and 436 421 96.5% South America, 500 Oceania, Africa, 398 417 104.8% The Middle East, etc. 0 2024.4-6 2025.4-6 YoY Reference (retail) Toyota and Lexus Vehicle Sales 2,491 2,643 106.1% Electrified Vehicle [%] 1,075 [43.2%] 1,259 [47.6%] 117.1% HEV 998 1,165 116.7% PHEV 34 47 138.8% BEV 43 47 110.4% FCEV 0 0 37.6% Total Retail Vehicle Sales 2,636 2,829 107.3% 5

Consolidated Financial Summary (billions of yen) 2024.4-6 2025.4-6 Change Sales Revenues 11,837.8 12,253.3 +415.4 Operating Income 1,308.4 1,166.1 -142.3 Margin 11.1% 9.5% Other Income 563.7 86.0 -477.7 Share of Profit (Loss) of Investments 164.9 141.0 * -23.8 Accounted for Using the Equity Method Income before Income Taxes 1,872.2 1,252.1 -620.1 Net Income Attributable to Toyota Motor Corporation 1,333.3 841.3 -492.0 Margin 11.3% 6.9% US $ 156 yen 145 yen -11 yen FOREX Rates € 168 yen 164 yen -4 yen * Regarding Japan: 96.6 (-33.4 year on year), China: 23.3 (+8.4 year on year), Other: 21.0 (+1.0 year on year) 6

Analysis of Consolidated Operating Income Excluding the overall impact of foreign exchange (billions of yen) rates and swap valuation gains/losses, etc. -125.0 1,308.4 +260.0 -370.0 -165.0 -15.0 +147.7 1,166.1 Effects of Cost Marketing FOREX Reduction Efforts *2 Increase or Other *4 Rates *1 Efforts Decrease in Expenses and Expense Reduction Which includes: Efforts *3 Strengthening Foundation of Suppliers/ Materials Prices -60.0 Which includes: Cost Reduction +45.0 Tariff Impact -450.0 2024.4-6 2025.4-6 156 yen/US$ Operating Income (-142.3) 145 yen/US$ 168 yen/ € 164 yen/ € *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) -245.0 Volume, Model Mix +160.0 Labor Cost -35.0 Valuation Gains / Losses from Swaps, etc. +43.4—US $ -135.0 Value Chain +60.0 Depreciation Expenses +5.0 Impact of Inflation Accounting, etc. +41.5—€ -10.0—Financial Services +30.0 R&D Expenses -45.0 Other +62.8—Other -100.0—Accessories / Spare Parts / Expenses, etc. -295.0 +30.0 ConcerningUsed Vehicle / Connected, etc. Translational FOREX Impact +80.0 Overseas Subsidiaries, etc. Other +40.0 7

Geographic Operating Income Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) Japan N. America Europe Asia Other Incl. China (excl. investments accounted for using the equity method of associates 794 (112.7%) and joint ventures) 481 (114.2%) 705 421 291 298 (102.2%) 436 421 (96.5%) 398 417 (104.8%) -241.8 885.2 -164.4 -26.3 -23.8 +64.8 643.4 [16.9%] [12.3%] 123.8 97.4 98.4 100.7 [8.2%] [6.2%] 244.6 33.6 [2.0%] -63.6 220.7 [8.7%] [11.0%] [3.2%] [-1.2%] [10.3%] 2024.4-6 2025.4-6 2024.4-6 2025.4-6 2024.4-6 2025.4-6 2024.4-6 2025.4-6 2024.4-6 2025.4-6 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 881.2 645.0 85.0 -21.1 124.6 96.9 245.9 215.7 41.7 94.0 8

China Business / Financial Services (Ref.) China Business Operating Income of Consolidated Subsidiaries (billions of yen) Share of Profit of Investments Accounted for Using the Equity Method of Associates and Joint Ventures (billions of yen) Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 411 450 (109.5%) +10.4 Marketing 55.0 Efforts, etc. 44.6 +8.4 Cost Reduction Efforts, etc. 23.3 14.9 2024.4-6 2025.4-6 Financial Services Operating Income (billions of yen) Excluding Valuation Gains/Losses relating to Swaps, etc. +19.0 188.0 169.0 Effects of Increase in Loan Balance, etc. 2024.4-6 2025.4-6 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 159.7 222.2 9

FY2026 Financial Forecasts 10

FY2026 Forecast: Consolidated Vehicle Sales (thousands of vehicles) 10,000 9,800 9,800 100 . 0% 9,362 Japan 8,000 2,070 2,070 100 . 0% 1,991 N. America 6,000 2,940 2,960 100 . 7% 2,703 Europe Asia 4,000 1,220 1,230 100 . 8% 1,172 Other 1,900 1,860 97 . 9% 1,838 Central and 2,000 South America, Oceania, 1,670 1,680 100 . 6% 1,659 Africa, 0 The Middle East, etc. Previous Forecast New Forecast vs. Previous FY2025 Results 2025 .4 -2026.3 2025. 4 -2026.3 Forecast 2024 .4 -2025.3 Reference (retail) Toyota and Lexus Vehicle Sales 10,400 10,400 100.0% 10,274 Electrified Vehicles [%] 5,184 [49 . 8%] 5,123 [49 . 3%] 98.8% 4,748 [46 . 2%] HEV 4,663 4,625 99.2% 4,441 PHEV 209 188 90.0% 161 BEV 310 308 99.4% 145 FCEV 1 1 100.0% 1 Total Retail Vehicle Sales 11,200 11,200 100.0% 11,011 11

FY2026 Forecast: Consolidated Financial Summary Previous Forecast New Forecast FY2025 Results (billions of yen) 2025.4-2026.3 2025.4-2026.3 Change 2024.4-2025.3 Sales Revenues 48,500.0 48,500.0 ±0 48,036.7 Operating Income 3,800.0 3,200.0 -600.0 4,795.5 Margin 7.8% 6.6% 10.0% Other Income 610.0 670.0 +60.0 1,619.0 Share of Profit (Loss) of Investments 600.0 550.0 -50.0 591.2 Accounted for Using the Equity Method Income before Income Taxes 4,410.0 3,870.0 -540.0 6,414.5 Net Income Attributable to Toyota Motor Corporation 3,100.0 2,660.0 -440.0 4,765.0 Margin 6.4% 5.5% 9.9% Dividend per share 95 yen 95 yen ±0 yen 90 yen US $ 145 yen 145 yen ±0 yen 153 yen FOREX Rates € 160 yen 160 yen ±0 yen 164 yen 12

Analysis of FY2026 Forecast: Consolidated Operating Income (vs. FY2025 Results) (billions of yen) +400.0 -725.0 4,795.5 Volume, Model Mix +310.0 One-time -300.0 Cost Reduction +260.0 -1,400.0 Value Chain Profits +165.0 Factors Effects of Other -164.5 FOREX Materials Prices Rates +899.5 3,200.0 -470.0 Tariff Impact Comprehensive Improvement Investment Efforts Human Resources (Investment in -245.0 Human Resources Growth Areas -225.0 and Growth Areas) FY2025 Results FY2026 New Forecast 2024.4-2025.3 2025.4-2026.3 Operating Income (-1,595.5) 153 yen/US$ 145 yen/US$ 164 yen/€ 160 yen/€ 13

Changes in Profit Structure Expanding sales volume through Product- and Region-Centered Management, improving Break-even Volume Expand “Investment in Human Resources” and “Planting Seeds for the Future” ? Considering the impact of U.S.tariffs, continue working to further strengthen our earning power (thousands of vehicles) 9,443 9,800 Break-even Volume -30% Consolidated 7,646 Vehicle Sales 7,567 Improvement (trillions of yen) regional sales mix regional sales mix Operating Income Focused on Improved 5.3 Value chain profits North America Regional Balance -Comprehensive Investment-1.3 3.2 Other Japan Other Japan -Tariff Impact-1.4 2.1 -Vehicle Sales / China China N.America Value chain+0.8 Asia N. America -0.4 -Cost Reduction +0.5 Asia Europe Europe FY2026 FY2009 FY2021 FY2024 Forecast Net Liquid Assets 14.6 1.5 8.0 12.6 14 (trillions of yen) (Q1 Results)

(Ref.) Analysis of FY2026 Forecast: Consolidated Operating Income (vs. Previous Forecast)

TOYOTA



(billions of yen)
Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc : -695.0
3,800.0
+20.0
Effects of FOREX Rates *1
+60.0
Cost Reduction Efforts
+245.0
Marketing Efforts *2
-1,000.0
Increase or Decrease in Expenses and Expense Reduction Efforts *3
+75.0
Other *4
3,200.0
Which includes:
Strengthening Foundation of Suppliers / Materials Prices -545.0
Cost Reduction +240.0
Which includes:
Tariff Impact -1,220.0
FY2026 Previous Forecast
2025.4-2026.3
145 yen/US$
160 yen/€
Operating Income (-600.0)
FY2026 New Forecast
2025.4-2026.3
145 yen/US$
160 yen/€

*1 Details	
Transactional (Imports/Exports)	+20.0
- US $	±0.0
- €	±0.0
- Other	+20.0
Translational FOREX Impact Concerning Overseas Subsidiaries, etc.	±0.0

*2 Details	
Volume, Model Mix	+50.0
Value Chain	+15.0
- Financial Services	+15.0
- Accessories / Spare Parts / Used Vehicle / Connected, etc.	±0.0
Other	+180.0

*3 Details	
Labor Cost	+10.0
Depreciation Expenses	±0.0
R&D Expenses	±0.0
Expenses, etc.	-1,010.0

*4 Details	
Valuation Gains / Losses from Swaps, etc.	+35.0
Impact of Inflation Accounting, etc.	+19.5
HINO MOTORS Certification Related Expenses	±0.0
Other	+20.5

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(Ref.) Analysis of FY2026 Forecast: Consolidated Operating Income (vs. FY2025 Results) Excluding the overall impact of foreign exchange (billions of yen) rates and swap valuation gains/losses, etc -1,335.5 Which includes: 4,795.5 -725.0 Tariff Impact -1,400.0 +655.0 -1,745.5 -245.0 Effects of FOREX Cost Marketing +465.0 3,200.0 Rates *1 Reduction Efforts *2 Efforts Increase or Other *4 Decrease in Which includes: Expenses and Strengthening Foundation of Suppliers Expense Reduction / Materials Prices -495.0 Cost Reduction +250.0 Efforts *3 FY2025 Results FY2026 New Forecast 2024.4-2025.3 2025.4-2026.3 Operating Income (-1,595.5) 153 yen/US$ 145 yen/US$ 164 yen/€ 160 yen/€ *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) -695.0 Volume, Model Mix +310.0 Labor Cost -175.0 Valuation Gains / Losses from Swaps, etc. +25.0—US $ -400.0 Value Chain +165.0 Depreciation Expenses -175.0 Impact of Inflation Accounting, etc. +53.4—€ -35.0—Financial Services +45.0 R&D Expenses -40.0 HINO MOTORS Certification Related +280.5—Other -260.0—Accessories / Spare Parts / Expenses, etc. -1,355.5 Expenses +120.0 ConcerningUsed Vehicle / Connected, etc. Other +106.1 Translational FOREX Impact -30.0 Overseas Subsidiaries, etc. Other +180.0 16

(Ref.) Transition of Financial Performance

TOYOTA



Consolidated Vehicle Sales
(thousands of vehicles)
8,230
8,822
9,443
9,362
9,800
2022.3
2023.3
2024.3
2025.3
2026.3



Sales Revenues (trillions of yen)
31.3
37.2
45.0
48.0
48.5
2022.3
2023.3
2024.3
2025.3
2026.3



Operating Income (billions of yen)
Operating Margin (%)
9.5
7.3
11.9
10.0
6.6
2,995.6
2,725.0
5,352.9
4,795.5
3,200.0
2022.3
2023.3
2024.3
2025.3
2026.3



Net Income Attributable to Toyota Motor Corporation
(billions of yen)
Net Margin (%)
9.1
6.6
11.0
9.9
5.5
2,850.1
2,451.3
4,944.9
4,765.0
2,660.0
2022.3
2023.3
2024.3
2025.3
2026.3



Total Liquid Assets*1
(billions of yen)
10,517.3
11,313.7
15,079.5
16,702.4
17,016.3
8,341.3
9,027.7
12,651.6
14,465.0
14,602.2
Interest-Bearing Debt*2
Net Liquid Assets
2022.3
2023.3
2024.3
2025.3
2025.6



Total Shareholder Return
(billions of yen)
Dividend per Share (yen) *3
52
60
75
90
95
(Forecast)
1,153.8
1,116.9
2,111.7
1,378.4
718.2
816.9
1,011.7
1,178.4
Share Repurchase*4*5
Dividend
2022.3
2023.3
2024.3
2025.3
2026.3



R&D Expenses*6 (billions of yen)
Ratio to Sales Revenues (%)
3.6
3.3
2.7
2.8
2.8
1,124.2
1,241.6
1,202.3
1,326.4
1,370.0
2022.3
2023.3
2024.3
2025.3
2026.3



Capital Expenditures*7 (billions of yen)
Depreciation Expenses
1,343.0
1,605.8
2,010.8
2,134.8
2,300.0
1,007.2
1,185.0
1,248.4
1,360.5
1,500.0
2022.3
2023.3
2024.3
2025.3
2026.3

*1 Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services.

*2 Not including lease liabilities

*3 Dividends per common share on a post-stock split (a five-for-one stock split of shares of our common stock that was conducted on October 1, 2021) basis

*4 Excluding shares constituting less than one unit that were purchased upon request as well as commission fees incurred for repurchases.

*5 Shareholder return on Net Income for the period (States the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

*6 Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to "research and development costs" included in Toyota's Consolidated Statement of Income.

*7 Figures for depreciation expenses and capital expenditures do not include vehicles on operating leases or right of use assets.

Forecast

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(Ref.) FY2026 Forecast: Vehicle Production and Retail Sales ( thousands of vehicles) Previous Forecast New Forecast Change FY2025 Results 2025 . 4—2026 . 3 2025 . 4—2026 . 3 2024 . 4—2025 . 3 Japan 3,350 3,300—50 3,236 Vehicle Production * Overseas 6,650 6,700 +50 6,443 Total 10,000 10,000 ± 0 9,679 us Lex& Toyota Retail Japan 1,500 1,500 ± 0 1,505 Vehicle Overseas 8,900 8,900 ± 0 8,768 Sales * Total 10,400 10,400 ± 0 10,274 Total Retail Vehicle Sales * 11,200 11,200 ±0 11,011 * Including vehicles by Toyota’s unconsolidated entities 18

(Ref.) Definitions of Consolidated and Retail Vehicle Sales Daihatsu- and Hino- brand vehicles Number of vehicles produced for wholesale by Toyota Motor Corporation and its consolidated subsidiaries Number of vehicles produced for wholesale by Toyota’s unconsolidated entities (e.g. joint ventures in China, etc.) *There are a limited number of exceptional cases where sales are made other than in accordance with the flowchart above. Distributors Consolidated Dealers or Total Retail Customers outside Vehicle Sales consolidation Toyota and Lexus Vehicle Sales Vehicle Sales 19